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EXHIBIT (a)(1)(F)

        INSTRUCTIONS

        1.     TO REVIEW THE OFFER. Please carefully review the Offer to Amend and Exchange, dated as of June 20, 2005 (the "Offer"). If you would like an additional copy of the Offer or a copy of the prospectus or any other related document, you may request one by calling Rich Juelis, Vice President, Finance and Chief Financial Officer at World Heart Corporation ("WorldHeart") at (510) 563-5000 or by email at richard.juelis@worldheart.com.

        2.     TO PARTICIPATE IN THE OFFER. To participate in the Offer, you must properly complete, sign, date and deliver to us the Election Form, and deliver to us your original executed debentures before 5:00 p.m. Pacific Daylight Time on July 19, 2005, unless extended. Delivery will be deemed made only when the Election Form and your debentures are actually received by us (not postmarked). The acceptable methods of delivering the Election Form and your debentures are:

BY MAIL, COURIER SERVICE
OR IN PERSON, TO:

World Heart Corporation
7799 Pardee Lane
Oakland, California 94621
Attention: Rich Juelis

        If delivery is by mail, we urge you to mail sufficiently in advance of the expiration of the Offer to ensure we receive it prior to the expiration of the Offer. We also recommend that you use certified mail with return receipt requested. You should retain the return receipt for your records. Any type of delivery is at your own expense.

        If you do not submit an Election Form or your debentures prior to the expiration of the Offer, or if you submit an incomplete or incorrectly completed Election Form, you will be considered to have rejected the Offer. In that case, (a) your debentures will remain outstanding until they mature, are converted or redeemed and (b) you will have no rights to any amended debentures.

        3.     ACCEPTANCE OF DEBENTURES FOR AMENDMENT. When WorldHeart accepts your tendered debentures and we amend them, you will have no further rights to them.

        4.     TO WITHDRAW ELECTION. To withdraw from the Offer, you must properly complete, sign, date and deliver to us the Withdrawal Form before 5:00 p.m. Pacific Daylight Time on July 19, 2005, unless extended. Delivery will be deemed made only when the Withdrawal Form is actually received by us (not postmarked). Withdrawal Forms must be delivered according to one of the acceptable methods of delivery indicated above in the section "To Participate in the Offer." Once you have withdrawn your tendered debentures, you may retender your debentures before the expiration of the Offer only by again following the delivery procedures described above in the section "To Participate in the Offer." We will return to you your previously tendered debentures promptly after we receive the Withdrawal Form pursuant to the terms of the Offer.

        Questions may be directed to Rich Juelis, Vice President, Finance and Chief Financial Officer at WorldHeart at (510) 563-5000 or by email at richard.juelis@worldheart.com.

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EXHIBIT (a)(1)(F)